The Board of Directors
First Indiana Corporation:

We consent to incorporation by reference in the Registration Statement
(Nos. 33-64851 and 333-68297) on Form S-8 of First Indiana Corporation of our report dated June 2, 2000 relating to the statements of net assets available for plan benefits of First Indiana Corporation 401(k) Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999, and the related supplemental schedule of assets held for investment purposes, which report appears in the December 31, 1999 annual report on Form 11-K of First Indiana Corporation 401(k) Plan.


/s/  KPMG LLP
---------------------
     KPMG LLP
Indianapolis, Indiana
June 26, 1999